Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Stanley Black & Decker, Inc. (the “Company”) for the registration of common stock, preferred stock, debt securities, warrants, depositary shares, stock purchase contracts, and stock purchase units and to the incorporation by reference therein of our reports dated February 24, 2026, with respect to the consolidated financial statements of the Company, and the effectiveness of internal control over financial reporting of the Company, included in its Annual Report (Form 10-K) for the year ended January 3, 2026, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Hartford, Connecticut

November 4, 2026